Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Three Months Ended
(dollars in millions)	2008	2009	2010	2011	2012	March 31, 2013
Earnings available for fixed charges:
Income (loss) before income taxes and earnings from unconsolidated affiliates	$2,982	$2,328	$2,180	$(4,919)	$(6,991)	$189
Adjustments:
Fixed charges	1,172	1,562	1,395	1,487	1,474	428
Amortization of capitalized interest	14	24	27	31	34	8
Capitalized interest	(86)	(56)	(35)	(24)	(9)	(1)
Earnings from Non-Controlling Interests	(6)	(6)	(3)	—	—	—

Earnings available for fixed charges	$4,076	$3,852	$3,564	$(3,425)	$(5,492)	$624

Fixed charges:
Interest expense including capitalized interest	$489	$796	$591	$694	$686	$230
Portion of rent expense representative of interest (1)	683	766	804	793	788	198

Fixed charges	$1,172	$1,562	$1,395	$1,487	$1,474	$428

Ratio of earnings to fixed charges (2)	3.48	2.47	2.55	—	—	1.46

(1)	The portion of operating rental expense that management believes is representative of interest is estimated to be 33%.
(2)	Due primarily to T-Mobile’s non-cash impairment charges in the years ended December 31, 2012 and 2011, the ratio coverage was less than 1:1 in each of these periods. The Company would have needed to generate additional earnings of $7.0 billion and $4.9 billion in the year ended December 31, 2012 and 2011, respectively, to achieve a coverage of 1:1 in each of these periods.